CODE OF ETHICS

Most Recently Revised: January 2019

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are trusted to represent clients’ interests in many matters, and advisers must hold themselves to the highest standard of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

•	The adviser’s fiduciary duty to its clients;

•	Compliance with all applicable Federal Securities Laws;

•	Reporting and review of personal Securities transactions and holdings;

•	Reporting of violations of the code; and

•	The provision of the code to all supervised persons.

In addition, Rule 17j-1 under the Investment Company Act of 1940, as amended (“IC Act”), requires each investment adviser or sub-adviser of a registered investment company (“RIC”) to adopt a written code of ethics reasonably designed to prevent Access Persons from engaging in unlawful actions and to report material violations of the Code of Ethics (“Code”) to the RIC’s Board of Directors/Trustees, in writing, at least annually. In addition, the RIC’s sub-adviser is required to seek the RIC’s Board’s approval initially of the Code, and within six (6) months after the adoption of any material change to the Code. Specifically, In recognition of the trust and confidence placed in CAMIL by RIC Clients, CAMIL has adopted the following principles to be followed by Access Persons:

1.	The interests of RIC Clients and their shareholders are paramount. You must place RIC Clients’ interests before your own.

2.	You must effect all personal securities transactions in a manner that avoids any conflict between your personal interests and the interests of the RIC Clients or their shareholders.

3.	You must avoid actions or activities that allow you or your family to benefit from your position with CAMIL, or that bring into question your independence or judgment.

4.

You must not disclose material nonpublic information to others or engage in the purchase or sale (or recommend or suggest that any person engage in the purchase or sale) of any security to which such information relates.

CAMIL employees may not, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by any RIC Client:

1.	employ any device, scheme, or artifice to defraud the RIC Client;

2.

make any untrue statement of a material fact to the RIC Client or omit to state a material fact necessary in order to make the statements made to the RIC Client, in light of the circumstances under which they are made, not misleading;

3.	engage in any act, practice or course of business that operates or would operate as a fraud or deceit upon the RIC Client; or

4.	engage in any manipulative practice with respect to the RIC Client.

Risks

In developing these policies and procedures, CAMIL considered the material risks associated with administering the Code of Ethics. This analysis includes risks such as:

•	Employees do not understand the fiduciary duty that they, and CAMIL, owe to Clients;

•	Employees and/or CAMIL fail to identify and comply with all applicable Federal Securities Laws;

•	Employees do not report personal Securities transactions;

•	Employees trade personal accounts ahead of Client accounts;

•	Employees allocate profitable trades to personal accounts or unprofitable trades to Client accounts;

•	Violations of the Federal Securities Laws, the Code of Ethics, or the policies and procedures set forth in this Manual, are not reported to the CAMIL CCO and/or appropriate supervisory personnel;

•	CAMIL does not provide its Code of Ethics and any amendments to all Employees; and

•	CAMIL does not retain Employees’ written acknowledgements that they received the code and any amendments.

CAMIL has established the following guidelines to mitigate these risks.

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

At all times, CAMIL and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. CAMIL administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CAMIL CCO. For Employees in other Comgest Group Entities, all questions regarding the Code should be directed to the LCO. Employees must cooperate to the fullest extent reasonably requested by the LCO to enable (i) CAMIL to comply with all applicable Federal Securities Laws and (ii) the CAMIL CCO to discharge her duties under the Manual. The CAMIL CCO may involve the Comgest Group Head of Compliance (“Comgest Group HOC”) in various compliance matters, as applicable.

The LCO is responsible for oversight over its Employees and will report any issues to the CAMIL CCO. The CAMIL CCO will have final oversight and responsibility of CAMIL and its Employees.

All Employees will act with competence, dignity, integrity, and in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations/ orders, trading, promoting CAMIL’s services, and engaging in other professional activities.

CAMIL expect all Employees to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, CAMIL must act in its Clients’ best interests. Neither CAMIL, nor any Employee should ever benefit at the expense of any Client. Employees are required to notify the LCO promptly about any practice that creates, or gives the appearance of, a material conflict of interest.

Employees are generally expected to discuss any perceived risks, or concerns about CAMIL’s business practices, with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the LCO’s attention or the CAMIL CCO.

Reporting Violations

Improper actions by CAMIL or its Employees could have severe negative consequences for CAMIL, its Clients and Investors, and its Employees. Impropriety, or even the appearance of impropriety, could negatively impact all Employees, including people who had no involvement in the problematic activities.

Employees must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to their LCO (or alternatively to the Group HOC if the Employee is concerned about raising the issue locally). Issues can be reported to the LCO in person, or by telephone, email, or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems will be thoroughly investigated by the LCO, who will notify the CAMIL CCO of any issues or relevant information in carrying out her duties as CAMIL CCO. Any problems identified during the review will be addressed in ways that reflect CAMIL’s fiduciary duty to its Clients.

An Employee’s identification of a material compliance issue will be viewed favorably by the Company’s senior executives. Retaliation against any Employee who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal. If an Employee believes that he or she has been retaliated against, he or she should directly notify the Comgest Group HOC or a member of the local or Group board of directors.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory or criminal sanctions. No Employee will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

In addition, the CAMIL CCO is required to report material violations of this Code, at a minimum with respect to any Employees providing service to a RIC, in writing to the RIC’s Primary Adviser for reporting to the RIC’s Board of Directors/Trustees, at least annually, as required by the Sub-Advisory Agreement and/or applicable laws and regulations.

Employees should refer to CAMIL’s Whistleblower Policy for further information on reporting violations.

Distribution of the Code and Acknowledgement of Receipt

CAMIL will distribute this Manual, which contains the Company’s Code of Ethics, to each Employee upon the commencement of employment, annually, and upon any change to the Code of Ethics or any material change to another portion of the Manual. Other Comgest Group entities may also be subject to provisions within this Manual.

All CAMIL Employees must acknowledge that they have received, read, understood, and agree to comply with the policies and procedures described in this Manual, including this Code of Ethics. The CAMIL CCO will track the completion and return of Employees’ Compliance Manual acknowledgements.

Comgest Group Employees will also acknowledge and agree to comply with certain policies and procedures contained in this Manual and outlined by the Comgest Group Minimum Compliance Requirements. Each Employee must provide a signed confirmation of their agreement to comply with such policies and procedures and submit the completed form to the LCO upon commencement of employment, annually, and following any material change to the policy or procedure. The LCO will be responsible for maintaining this confirmation and for providing all forms to the CAMIL CCO on request.

Conflicts of Interest

Conflicts of interest may exist between various individuals and entities, including CAMIL, Employees, and current or prospective Clients and Investors. Any failure to identify or properly address a conflict can have severe negative repercussions for CAMIL, its Employees, and/or Clients and Investors. In some cases the improper handling of a conflict could result in litigation and/or disciplinary action.

CAMIL’s policies and procedures have been designed to identify and properly disclose, mitigate, and/or eliminate applicable conflicts of interest. However, written policies and procedures cannot address every potential conflict, so Employees must use good judgment in identifying and responding appropriately to actual or apparent conflicts. Conflicts of interest that involve CAMIL and/or its Employees on one hand, and Clients and Investors on the other hand, will generally be fully disclosed and/or resolved in a way that favors the interests of Clients and Investors over the interests of CAMIL and its Employees. If an Employee believes that a conflict of interest has not been identified or appropriately addressed, that Employee should promptly bring the issue to the LCO’s attention.

In some instances conflicts of interest may arise between Clients and Investors. Responding appropriately to these types of conflicts can be challenging, and may require robust disclosures if there is any appearance that one or more Clients or Investors have been unfairly disadvantaged. Employees should notify the LCO promptly if it appears that any actual or apparent conflict of interest between Clients and Investors has not been appropriately addressed.

It may sometimes be beneficial for CAMIL to be able to retroactively demonstrate that it carefully considered particular conflicts of interest. The CAMIL CCO will maintain the Conflicts of Interest Log to document the Company’s assessment of, and response to, such conflicts. For further information relating to Conflicts of Interest refer to the Conflicts of Interest Policy and Conflicts of Interest Mapping.

Personal Securities Transactions

Employee trades should be executed in a manner consistent with our fiduciary obligations to our Clients; trades should avoid actual improprieties, as well as the appearance of impropriety. Employee trades must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Employee’s ability to fulfill daily job responsibilities.

Accounts Covered by the Policies and Procedures

CAMIL’s Personal Dealing Rules and supporting policies and procedures apply to all accounts that can hold any Security over which Employees have any beneficial ownership interest (“Reportable Accounts”), which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for Employees to exclude accounts held personally or by immediate family members sharing the same household if the Employee does not have any direct or indirect influence or control over the accounts, or if the Employee can rebut the presumption of beneficial ownership over family members’ accounts. Employees should consult with the LCO, who in turn may speak with the CAMIL CCO, before excluding any accounts held by immediate family members sharing the same household.

Reportable Securities

CAMIL requires Employees to provide periodic reports regarding transactions and holdings in all

“Reportable Securities,” which include any Security, except:

•

Direct obligations of the Government of the United States or of the Government of the country in which the Employee resides (i.e. direct obligations of the Irish government in the case of employees resident in Ireland);

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•

Units or shares in open ended funds (such as UCITs or mutual funds). This exemption does not include unregulated collective investment schemes / Alternative Investment Funds (“AIFs”), funds of the Comgest group or funds of a client of the Comgest group;

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end fund (this may include certain types of life insurance investment products or pension product);

•	College savings plans (529 plans in the USA) that restrict withdrawal of money other than for the purpose of paying college tuition;

•	Shares of Comgest Global Investors SAS; and

•	Fx Spot and FX Forward transactions.

Any Employee who purchases or sells virtual currency or cryptocurrency coins or tokens that are being offered, or previously were offered, as part of an initial coin offering (“ICO”), should consult with the CCO as to whether such coins or tokens would be considered Securities for purposes of this policy. If the CCO determines, based on the structure of the ICO and relevant SEC guidance, that such coins or tokens should be considered Securities, the coins or tokens will be considered Reportable Securities for purposes of this policy. For the avoidance of doubt, virtual currency or cryptocurrency coins or tokens that were created outside the context of an ICO are not deemed Securities under this policy.

From the 1st of April, 2019, Employees that provide any service to a RIC client are subject to a more restrictive list of securities that are exempt from reporting according to Rule 17j-1 as follows:

i.	Direct obligations of the Government of the United States;

ii.	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

iii.	College savings plans (529 plans in the USA) that restrict withdrawal of money other than for the purpose of paying college tuition; and

iv.	Shares issued by open-end Funds, where “Funds” is defined as any investment company registered under the IC Act.

Shares in Comgest Global Investors SAS and FX Spot and FX Forward Transactions will also be considered Reportable Securities from the 1st of April 2019 onwards. However, there are certain limited exceptions to this as follows:

1)

Comgest Global Investors SAS: this is a 100% employee owned holding vehicle of Comgest Group. The Comgest Group HOC has complete oversight of employee ownership holdings and transaction history. Therefore, while shares in this entity are deemed a Reportable Security, separate preclearance and reporting arrangements are not required.

2)

FX Spot / Forward transactions: where employees, enter into FX Spot or Forward transactions outside of securities trading activity, these will not be considered Reportable Securities. Examples of this type of activity might be where an employee purchases currency for vacation purposes, or enters into a forward hedging arrangement for mortgage repayments on an overseas property. In these types of cases, where there has been no security transaction, employees do not need pre clearance from Compliance or to report said transactions.

Exchange-traded funds, or ETFs, and Real Estate Investment Trusts (“REITs”) are somewhat similar to open-end registered investment companies. However, ETFs and REITs are Reportable Securities and are subject to the reporting requirements contained in CAMIL’s Personal Dealing Rules. Please note that Initial Public Offerings (“IPOs”) and Private Placements are also Reportable Securities.

Pre-clearance Procedures

Employees must have written pre-clearance from the LCO for all transactions in Reportable Securities including, in particular, IPOs and Limited Offerings/Private Placements, before completing the transactions. The LCO may disapprove any proposed transaction, particularly if the transaction appears to pose a conflict of interest or otherwise appears improper. Trade approval is normally valid for 2 business days. If clearance is granted for a specified period of time, the Employee receiving the approval is responsible for ensuring that his or her trading is completed before the clearance’s expiration. Employees should be cautious when submitting good-until-cancelled orders to avoid inadvertent violations of CAMIL’s pre-clearance procedures.

Holdings Requirements

Employees must hold investments (other than derivatives that are not based on a Reportable Security) for a minimum of 30 days unless otherwise approved by the CCO. Derivatives will be assessed on a case by case basis.

Reporting

CAMIL must collect information regarding the personal trading activities and holdings of all Employees. Employees must submit quarterly reports regarding transactions in Reportable Securities, as well as annual reports regarding holdings and existing Reportable Accounts. Employees must declare all Reportable Accounts to the LCO upon commencement of employment and promptly declare the opening of a new Reportable Account thereafter, but not later than in the next quarterly report due following the opening of the account. The LCO will be responsible for collecting the below reports and escalating potential issues or deviations from the Personal Dealing Rules to the CAMIL CCO, who has final oversight.

Quarterly Transaction Reports

Each quarter, Employees must report all Reportable Securities transactions in accounts in which they have a Beneficial Interest. These reports must be submitted to the LCO within 30 days of the end of each calendar quarter.

If an Employee did not have any transactions in Reportable Securities to report, this should be indicated within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Employees must periodically report the existence of any account that can hold any Securities (including Securities excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted to the LCO on or before February 14th of each year, and within 10 days of an individual first becoming an Employee. Annual reports must be current as of December 31st; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee.

If an Employee does not have any such holdings and/or accounts to report, this should be indicated within 10 days of becoming an Employee and by February 14th of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Employee is not required to submit:

•	Quarterly reports for certain non-elective transactions effected pursuant to an Automatic Investment Plan; or

•	Quarterly reports with respect to accounts holding non-Reportable Securities; or

•

Quarterly reports with respect to Reportable Securities held in accounts over which the Employee had no direct or indirect influence or control of the transactions, such as an account managed by a third-party unaffiliated investment adviser on a discretionary basis. However, Employees will be asked to provide annual attestation and may be requested to provide documentation on these accounts, confirming there was not direct or indirect influence.

Any investment plans or accounts that may be eligible for these exceptions should be brought to the attention of the LCO in advance who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the LCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser, and may provide Employees with the exact wording and a clear definition of “no direct or indirect influence or control” that the adviser consistently applies to all Employees. Employees who claim they have no direct or indirect influence or control over an account are also required to complete an Exempt Accounts Certification upon commencement of their employment and on an annual basis thereafter.

Reliance on this independent or separately managed account exception is conditioned on CAMIL’s receipt of an Exempt Accounts Certification and other satisfactory documentary evidence (e.g., copy of advisory agreement, certification from adviser, etc.) as directed by the CCO. Employees should consult with the CCO before excluding any accounts, especially those held by immediate family members sharing the same household.

Changes to the nature of these contracts must be promptly brought to the attention of the Compliance Officer. Employees must also provide annual certifications of no influence or control in relation to the transactions of discretionary accounts.

Should the contract in relation to the accounts described above be approved, ongoing transactions will not require pre-clearance (in addition to the exemption from quarterly transaction reporting). All other requirements of CAMIL’s Personal Dealing Rules will continue to apply (e.g. annual holdings reports).

Personal Trading and Holdings Reviews

CAMIL’s Personal Dealing Rules and supporting procedures are designed to mitigate any potential material conflicts of interest associated with Employees’ personal trading activities. Accordingly, the LCOs, with oversight from the CAMIL CCO, will closely monitor Employees’ investment patterns to detect the following potentially abusive behavior:

•	Frequent and/or short-term trades in any security, with particular attention paid to potential market-timing of mutual funds;

•	Trading in securities that feature on a Restricted or Prohibited List;

•	Trading opposite of Client trades;

•	Trading ahead of Clients; and

•	Trading that appears to be based on Material Non-Public Information.

It should be noted that personal trades in securities featuring in Comgest’s investment universe are strictly prohibited.

The LCO will review all reports submitted pursuant to the Personal Dealing Rules for potentially abusive behavior, and will compare Employee trading with Clients’ trades as necessary. Upon review, the LCO will record any issues noted and escalate to the CCO as necessary. Any personal trading that appears abusive may result in further inquiry by the Comgest Group HOC and/or sanctions, up to and including dismissal. In addition, the CCO is required to report material violations of this Code, at a minimum with respect to any Employees providing service to a RIC, in writing to the RIC’s Primary Adviser for reporting to the RIC’s Board of Directors/Trustees, at least annually.

The Comgest Group HOC or designee will monitor the LCOs’ personal transactions (including the CAMIL CCO) for compliance with the Personal Dealing Rules, and CAMIL CCO or designee will monitor the personal Securities transactions of the Comgest Group HOC.

Refer to CAMIL’s Personal Dealing Rules for comprehensive information on all requirements, including restrictions and prohibitions, pre-clearance and reporting requirements, and all approval, reporting and certification forms to be used pursuant to the Personal Dealing Rules.

Employees must return a signed Acknowledgement form upon commencement of employment and on an annual basis thereafter to the effect that they have read, understood and undertake to comply with CAMIL’s Personal Dealing Rules.

Disclosure of the Code of Ethics

CAMIL will describe its Code of Ethics in Part 2 of Form ADV and, upon request, furnish Clients and Investors with a copy of the Code of Ethics. All Client requests for CAMIL’s Code of Ethics should be directed to the CAMIL CCO.

Recordkeeping Requirements

CAMIL will maintain the following records in accordance with Rule 17j-1:

a.	A copy of the current Code and each Code that was in effect at any time within the past five years must be maintained in an easily accessible place.

b.

A record of any violation of the Code, and of any action taken as a result of the violation, must be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs.

c.

A copy of each report made by an Access Person pursuant to the Code must be maintained for at least five years after the end of the fiscal year in which the report is made, the first two years in an easily accessible place.

d.	A record of all Access Persons, currently or within the past five years, must be maintained in an easily accessible place.

e.	A copy of each report required by this Code must be maintained for at least five years after the end of the fiscal year in which it is made, the first two years in an easily accessible place.

f.

A record of any decision, and the reasons supporting the decision, to approve the acquisition by Access Persons of an IPO or other limited offering for at least five years after the end of the fiscal year in which the approval is granted.